

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

August 21, 2006

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One SeaGate
Toledo, Ohio 43666

RE: **Owens-Illinois, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Forms 10-Q for Fiscal Quarters Ended March 31, and June 30, 2006
        File No. 1-9576

        Owens-Illinois Group, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2005
        Forms 10-Q for Fiscal Quarters Ended March 31, and June 30, 2006
        File No. 33-13061

Dear Mr. White:

        We have reviewed your letter dated August 14, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements

25. Accounts Receivable Securitization Program, page 108

1.   We have read your response to comment three from our letter dated July 28, 2006. It is unclear how you have determined that cash inflows related to the collection of receivables purchased from you by SPV1 should be included in operating cash flows. Paragraph 16(a) of SFAS 95 appears to require these collections to be

reflected by SPV1 as investing cash inflows. Please tell us your basis in GAAP for treating the collection of your accounts receivable by SPV1 as an operating cash inflow rather than an investing cash inflow. Otherwise, please amend your Forms 10-Q for the quarters ended March 31 and June 30, 2006 and, if material, your Form 10-K for the year ended December 31, 2005 to reflect subsequent collection of the receivables previously sold to SPV1 as an investing activity. See paragraphs 15 and 16(a) SFAS 95.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief